

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 1, 2008

Mr. Paul Genova
Chief Financial Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

> **Re: Wireless Telecom Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 001-11916**

Dear Mr. Genova:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 21

1.   We note that you concluded that your disclosure controls and procedures were effective
        "to provide reasonable assurance…" Please revise your future filings to state clearly, if
        true, that your disclosure controls and procedures are <u>designed</u> to provide reasonable
        assurance of achieving their objectives and that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures are
        effective at that reasonable assurance level. In the alternative, remove the reference to
        the level of assurance of your disclosure controls and procedures. Please refer to Section
        II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
        available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

2.   We note from page F-3 you have $11.6 million and $12.4 million of other intangibles, net
        outstanding as of December 31, 2007 and 2006, respectively. Please revise your future
        filings to include the disclosures required by paragraph 45 of SFAS 142 related to these
        intangible assets.

Note 1. Description of Company and Summary of Significant Accounting Policies, page F-8

-Goodwill, page F-9

3.   We note your significant goodwill balance as of December 31, 2007. Please address the
        following with respect to your goodwill impairment evaluation:

        •   Tell us and revise future filings to disclose the number of reporting units that you
            have identified.

        •   We note your disclosures on page 17 regarding the significant estimates involved in
            estimating the fair value of the reporting unit, including an assumption for annual
            revenue growth rates from 12% to 15%. We note that your revenues have grown
            from approximately $20.7 million in 2002 to $56.6 million in 2007, however, it
            appears that the majority of the revenue growth was due to the acquisition of Willtek
            in 2005. Please explain to us in greater detail why you believe it is appropriate to
            assume 12% to 15% annual revenue growth.

-Revenue Recognition, page F-10

4.   Please revise future filings to disclose in greater detail the material terms of your sales arrangements, including your sales to manufacturers' representatives. Tell us and disclose in future filings any sales incentives you offer to any of your customers and any post shipment obligations and acceptance provisions that may exist in connection with your sales arrangements. Explain how you these obligations impact your recognition of revenue.

-Stock-Based Compensation, page F-10

5.   We note here and on pages 16 and F-16 that you do not adjust the calculated value of your stock options for forfeitures since you have a limited history with respect to forfeitures. Please tell us and revise your disclosures related to your outstanding stock options in future filings to explain how you considered the guidance in paragraph 80 of SFAS 123(R) related to your forfeitures which indicates that an entity that had a policy of recognizing the effect of forfeitures only as they occurred shall estimate the number of outstanding instruments for which the requisite service is not expected to be rendered.

6.   We note from F-16 your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise this note in future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

-Income Per Common Share, page F-11

7.   Please revise future filings to disclose the number of potentially dilutive securities issuable under your stock option arrangements which were excluded from the computation of earnings per share in accordance with paragraph 40 of SFAS 128.

Note 9. Operational Information and Export Sales, page F-17

8.   Please revise this note in future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief